UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      May 25, 2006


Mr. Blair Couey
President
Evans Systems, Inc.
102 South Mechanic, P.O. Box 550
El Campo, Texas  77437

      Re:	Evans Systems, Inc.
		Information Statement on Schedule 14C
      Filed May 12, 2006
		File No. 000-21956

Dear Mr. Couey:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Additional Information, page 4

1.	Please update the address for the SEC provided in this
section.
Our current address is: 100 F St. N.E., Washington, D.C., 20549. In addition, you make reference to filings on Form 10-KSB and Form 10-
QSB, but you have filed Forms 10-K and Forms 10-Q. Please revise. Outstanding Voting Securities, page 5

2.	We note that you provide two different figures for the number of
common shares outstanding as of May 9, 2006. Please advise or revise.

3.	We note that you state that holders of 7,537,034 shares
executed
a written consent approving the charter amendment. Please identify the shareholders who have provided their consent, the number of shares held by them, and their percentage ownership.

Security Ownership of Certain Beneficial Owners and Management,
page
5

4.	We note that footnote 7 to the table refers to warrants held by
Tom Cain and Cain, Smith & Strong II, LP (CSS) that are now void
and
4,000,000 shares that have been issued to various individuals pursuant to a note conversion by CSS. Please explain how this disclosure relates to the shareholders listed on the table. In addition, we note that in the Form 8-K/A filed on April 20, 2006 you
state that 4,000,000 shares were issued to CSS as consideration for a
reduction of $200,000 of the principal amount of a secured note issued to CSS.
Amendment to the Company`s Articles of Incorporation to Increase
the
Authorized Number of Shares of Common Stock, page 7
5.	You refer to the fact that the increase in the authorized
shares
is necessary "based upon the recent financing completed by the company." We also note your separate disclosure of the proposed purchase of 50.1% of the common shares of the company by Homeland Integrated Security Systems, Inc. and the subsequent merger with Homeland, all of which is contingent upon the company effectuating a reverse stock split and increasing its authorized shares to 300,000,000. It appears that the approval of the increase in shares is necessary to enable the company to perform its duties under the merger agreement with Homeland. We consider the increase in shares to be an indirect vote on the merger. Under Note A to Schedule
14A,
the information statement would need to include the information about the merger as if the stockholders were voting directly on that transaction. Refer to Note A to Schedule 14A, Item 14 of Schedule 14A and Item 1 of Schedule 14C, and expand the information statement to include the required disclosure about the proposed merger with Homeland. Note that detailed textual disclosure must be included to comply with Item 14 including, but not limited to, historical financial statements and management`s discussion and analysis of the financial condition for each company. Pro forma financial information for the transaction that conforms with Article 11 of Regulation S-X also must be provided.




6.	Please provide the information required by Item 3 of Schedule
14C in regard to the interest of certain persons in the matters to be
acted upon.
7.	We note your discussion of the anti-takeover effects of the
authorization of the additional shares. Please state whether there are other provisions of your articles, bylaws, employment agreements or credit agreements have material anti-takeover consequences. If not, please so state.
Approval of 1-for-10 Reverse Stock Split, page 7

General
8.	We call your attention to Rule 10b-17, which you should
consult
in connection with the process of implementing the reverse stock split.
9.	Disclose in a table or other similar format the number of
shares
of your common stock that will be: (a) issued and outstanding; (b) authorized and reserved for issuance; and (c) authorized but unreserved as a result of the adoption of the reverse stock split and the increase in your authorized shares. You should also discuss the dilutive effects of the reverse stock split and the increase in your authorized shares on your current shareholders.

10.	We note that you state that the principal effect of a reverse split is that the number of shares of common stock issued and outstanding will be reduced proportionately with the reverse split and that "[t]he number of authorized shares of Common Stock is not affected." However, the reverse stock split coupled with the charter
amendment to increase your authorized stock will result in an increased number of authorized but unissued shares of your common
stock.   Please revise your disclosure accordingly.   Please also
disclose whether you have any current plans, proposals or arrangements, written or otherwise, to issue additional shares at this time, other than in regard to the transaction proposed with Homeland. If so, please disclose, and if not, please state that you have no such other plans, proposals or arrangements, written or otherwise, at this time.

11.	Please provide an explanation of how the reverse split will
be
effectuated, and whether shareholders must exchange their common stock certificates for new certificates. Please provide the name and address of the transfer agent.

Closing Comments

      As appropriate, please amend your information statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Donna Levy at 202-551-3292 or me at 202-551-
3685
with any questions.


      Sincerely,


      							Tangela Richter
      							Branch Chief


cc:  	D. Levy
Mr. Blair Couey
Evans Systems, Inc.
Page 4